Table of Contents

DAWSON JAMES SECURITIES, INC

**Report Pursuant to Rule 17a-5
Under the Securities Exchange
Act of 1934**

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66367

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dawson James Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2700 North Military Trail, Suite 100
                              (No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gene Stice	561-208-2912	gstice@dawsonjames.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
                              (Name – if individual, state last, first, and middle name)

3800 Glenwood Avenue, Suite 900	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)
October 20, 2003		677	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene Stice _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dawson James Securities, Inc _____, as of December 31 _____, 2025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dawson James Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as Dawson James Securities, Inc.'s auditor since 2025.

Denver, Colorado
March 30, 2026

cbh.com

1

DAWSON JAMES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
Cash and cash equivalents	$	3,742,417
Receivable from broker-dealers		79,868
Securities owned, at fair value		144,793
Restricted cash		151,745
Broker advances and other receivables, net		573,063
Receivable from related parties		1,373,904
Property and equipment, net		46,331
Prepaid expenses and other assets		223,111
Total assets	$	6,335,232

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	413,782
Commissions and salaries payable		271,113
Liabilities subordinated to the claims of general creditors		500,000
Deferred income		12,482
Total liabilities	$	1,197,377
LEASE COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding	$	1
12.5% Series C Cumulative Preferred Stock; $.001 par value; 13.74 shares issued and outstanding. Stated value $50,000 per share		600,000
Additional paid-in capital		2,235,199
Retained earnings		2,302,655
Total Shareholder's Equity	$	5,137,855
Total liabilities and shareholder's equity	$	6,335,232

See accompanying notes to the financial statement.

2

DAWSON JAMES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business and Organization

Dawson James Securities, Inc. (the "Company"), was incorporated on July 30, 2002 as a Florida Corporation. The Company is a broker and dealer that underwrites small and microcap securities, provides financial advisory or mergers and acquisitions services to public and private companies, sells listed and over the counter equities, listed options, mutual funds, and government and corporate bonds to retail investors. The Company is a wholly-owned subsidiary of Ark Financial Services, Inc. (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Method of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash.

Property, Depreciation and Amortization

Property is stated at cost. Expenditures for property which substantially increase useful lives are capitalized. Depreciation and amortization is provided for on a straight-line basis over the useful lives of the respective assets ranging from 3 to 7 years or the term of the lease. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts.

3

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Broker Advances and Other Receivable

Broker advances and other receivable are comprised of balances due from brokers. The carrying amount of the balances reflects the unpaid portion of commission advances, unpaid fees, and loans. The carrying amounts may be reduced by an allowance that reflects management's best estimates of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion if any, of the balance that will not be collected. At December 31, 2025, management has determined that an allowance for doubtful accounts is not required.

Securities Inventory

The Company typically acquires securities inventory as additional compensation through contractual arrangements related to investment banking or corporate financial advisory services. The securities acquired are typically common stocks, warrants, or units and such securities are unusually restricted and unavailable for immediate sale. As such, the Company may use various valuation techniques and observable inputs to value its securities inventory. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy (Note 3). In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Income Taxes

The Company's operating results are included with its Parent's in a consolidated tax return for federal tax purposes, and combined tax returns for state and local purposes. The Company has adopted ASU 2019-12, Income Taxes (Topic 740) and as a result it does not allocate the consolidated amount of current and deferred tax expenses to the Company.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Income Taxes (Continued)

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years *(generally a period of three years from the later of each return's due date or the date filed)* that remain subject to examination by the Company's major tax jurisdictions.

Receivable from related parties

Receivable from related parties are outstanding amounts for reimbursement of expenses incurred on behalf of related parties. The carrying amounts may be reduced by an allowance that reflects management's best estimates of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion if any, of the balance that will not be collected. As management believes that the items are fully collectable and are therefore stated at net realizable value at December 31, 2025, management has not recorded an allowance for doubtful accounts.

ASC 606 Revenue Recognition

The Company classifies its revenues into the following categories:

Investment banking fees – The Company brings small and microcap companies public through an initial public offering ("IPO"). Through the IPO process, private company securities are registered with the SEC and offered to public investors. The proceeds from the sale of securities to investors is delivered to the issuing company, net of underwriting fees earned by the Company. The Company recognizes the fees earned when the transaction is completed and the proceeds are delivered to the issuing company.

Financial advisory fees – The Company consults with private and public companies on diverse matters related to management, financing, growth opportunities, expense control, and other matters critical to the client company. The Company also advises on mergers and acquisitions including providing advice on steps to be taken to prepare for a merger or acquisition transaction, finding target companies for an acquisition, assisting companies that are seeking an exit strategy, and other matters required to complete a transaction. Each engagement is governed by an agreement unique to the engagement. Where a non-refundable retainer is charged, the retainer fee is recognized when it is due according to the agreement. Where a fee is received in advance, pending the completion of a measurable result, it is deferred until such result is achieved. Where a success fee is involved, it is recognized when the transaction is completed.

Commissions – The Company charges clients a commission for the purchase or sale of equities, options, fixed income securities and mutual funds. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 606 Revenue Recognition (Continued)

Commissions (continued) - The Company also earns service fees, also known as 12b-1 fees, for providing certain ongoing distribution and marketing support services for mutual funds sold. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly and are recognized as received.

Other Income – The Company receives transaction processing and other account related fees such as ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received. The Company also sponsors an annual investing conference and receives sponsorship fees from presenters and industry professionals that are seeking to promote their services. These fees are recognized after the conference is complete, net of conference related expenses.

Trading gains and losses – The Firm holds securities earned and received from various investment banking or financial advisory engagements. Gains or losses from the liquidation of these securities is recognized on the trade date basis.

Interest income – Interest income is received from the Company's clearing firm for its share of interest charged to the Company's clients, including margin interest.

Measurement of Credit Losses on Financial Instruments

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ASC 326-20, Financial Instruments – Credit Losses (FASB ASC 326-20). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the assets amortized cost basis. Changes in the allowance for credit losses are reported in bad debt expense. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivable and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2025.

6

| NOTE 1. | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) |

ASC 842 Leases

In accordance with ASC 842 – The Company records a right-of-use ("ROU") asset and related lease liability on the statement of financial condition for leases in excess of one year. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate of 8.50% to determine the Company's effective cost of capital. Lease costs for lease payments are recorded on a straight-line basis over the term of the lease.

| NOTE 2. | RECEIVABLE FROM CLEARING ORGANIZATION |

The Company maintains a clearing agreement with StoneX Financial, Inc. ("Clearing Organization"), whose principal office is in Winter Park, Florida. Under the agreement, the Clearing Organization clears securities transactions, on a fully disclosed basis, and carries account assets for the Company and its clients. At December 31, 2025, the amount receivable from the Clearing Organization represents cash maintained at the Clearing Organization as well as commissions and other revenues earned but not yet paid.

The amounts receivable from the Clearing Organization as of December 31, 2024 and December 31, 2025 are $186,402 and $79,868 respectively, and are comprised of commissions and fees receivable.

The Company has agreed to indemnify the Clearing Organization for losses that they may sustain from the client accounts introduced by the Company. At December 31, 2025, the Clearing Organization has made no claim for client related losses and the Company has made no reserve for potential future losses.

The Company is subject to credit risk of the Clearing Organization if it is unable to repay balances due or deliver securities in their custody.

| NOTE 3. | FAIR VALUE MEASUREMENTS |

The Company's investments are reported at fair value in the accompanying statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

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NOTE 3.   **FAIR VALUE MEASUREMENTS (Continued)**

The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The designated level for a security is not necessarily an indication of the risk associated with investing in that security.

The Company values investments in securities and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company values securities that may be non-marketable due to certain restrictions and securities with a limited market which have a measurable fair value using both observable and unobservable inputs.

Securities owned consist of the following:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31, 2025
Securities owned, at fair value:							
Common Stocks	$	87,241	$	-	$	57,551	$ 144,793
Warrants	$	-	$	-	$	-	$ -
Total	$	87,241	$	-	$	57,551	$ 144,793

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2025.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category.

8

NOTE 3.   FAIR VALUE MEASUREMENTS (Continued)

As a result, the unrealized gains and losses for assets within the level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

	Level 3 Beginning Balance December 31, 2024		Net Transfers In / (Out) of Level 3		Securities Acquired		Sales and Settlements		Realized and Unrealized Gains (Losses)		Level 3 Ending Balance December 31, 2025		Change in Unrealized Gains (Losses) for Investments Held at December 31, 2025
Assets:													
Common Stocks	$	892,022	$	-	$	31,109	$	(37,241)	$	(828,339)	$	57,551	$	(828,339)
Warrants	$	40,929	$	-	$	-	$	(40,929)	$	-	$	-	$	-
Preferred Stocks	$	-	$	-	$	-	$	-	$	-	$	-	$	-
Total	$	932,951	$	-	$	31,109	$	(78,170)	$	(828,339)	$	57,551	$	(828,339)

Valuation techniques and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2025 are as follows:

Level 3 Fair Value Measurements:		Fair Value at December 31, 2025	Valuation Technique	Unobservable Inputs
Assets:				
Common Stocks	$	57,551	Third party	N/A
Warrants	$	-	pricing service	
	$	57,551		

NOTE 4.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2025 consisted of the following:

Furniture and fixtures	$	89,884
Less: accumulated depreciation		(43,553)
	$	46,331

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NOTE 5.	NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $100,000 or 6-2/3% of the aggregate indebtedness. As of December 31, 2025, the Company's minimum net capital requirement was $100,000.

At December 31, 2025, the Company's net capital was $3,440,598, which was $3,340,598 above its requirement, its aggregate indebtedness was 20.27% of its net capital, and its debt to debt equity ratio was 8.87%.

NOTE 6.	LEASE COMMITMENTS

The Company entered into a lease for office space located in Boca Raton, Florida on October 15, 2020. The lease term is 62 months expiring on December 31, 2025.

The components of lease expense for the year ended December 31, 2025 were:

Amortization of ROU asset	$	247,291
Interest on operating lease liability	$	543
Total operating lease costs	$	247,834

The approximate minimum annual lease payments remaining under the lease agreement as of December 31, 2025 are summarized as follows:

Year ending December 31:		
2026	$	-
Plus interest		-
Total finance lease liabilities	$	-

At November 1, 2020, the effective date of the Boca Raton lease, the Company recorded an ROU asset of $1,246,860 and an operating lease liability of $1,259,782, based on a term ending December 31, 2025 assuming a discount rate of 0.4%, the prevailing Treasury rate. The ROU asset at December 31, 2025 was:

ROU asset at December 31, 2024	$	247,291
Accumulated amortization	$	(247,291)
ROU asset at December 31, 2025	$	-

The Company entered into a new lease for office space located in Boca Raton, Florida beginning March 1, 2026. The lease term is 88 months expiring on June 30, 2033.

NOTE 7.	SERIES C CUMULATIVE PREFERRED STOCK

The Company was authorized to issue up to 60 shares of Series C Cumulative Preferred Stock, each with a stated value of $50,000 per share, with a par value of $.001 per share. At December 31, 2025 there were 13.74 shares issued and outstanding with a total value of $600,000, which is included in Shareholder's Equity in the Statement of Financial Condition.

NOTE 7.	SERIES C CUMULATIVE PREFERRED STOCK (Continued)

Each shareholder of Preferred Stock C is entitled to receive cumulative dividends on each issued and outstanding share at a rate equal to twelve and one half percent (12.5%) of the Stated Value per share per annum, payable on July 10th and January 10th of each calendar year. The Company declared and paid $37,500 of dividends to shareholders of Preferred Stock C in 2025. At December 31, 2025 the total amount of dividends accrued and unpaid was $37,500, which is included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Each Certificate of Designation includes both a call option and put option. At anytime after the first fifteen (15) months following the issuance date of each share of Series C Cumulative Preferred Stock, the Company shall be permitted to redeem such shares or the shareholder shall have the right to put back to the Company such shares. Extensions to the call and put provisions have been approved by the Board of Directors and Shareholders extending these options to no earlier than February 2026.

NOTE 8.	RELATED PARTIES

At December 31, 2024 and December 31, 2025, the Company is owed $1,029,112 and $1,373,904 respectively by certain affiliates. The intercompany receivables resulted from the Company's payment of certain expenses on behalf of the affiliates or loaning funds to its parent to finance its operations. The intercompany balances are non-interest bearing.

	Receivable		Payable	
Ark Financial Services	$	1,373,904	$	-
DJ Financial Services		-		-
Dawson James Asset Management		-		-
	$	1,373,904	$	-

NOTE 9.	AGREEMENT WITH CLEARING ORGANIZATION

The Company entered into a revised service agreement with its clearing organization beginning August 22, 2019, which established early termination fees that expired on August 22, 2022. The agreement also established a monthly minimum clearing fee for 48 months from the inception of the revised agreement as follows:

	Month	
Months 1 – 6	$	5,000
Months 7 – 12	$	7,500
Months 13 – 48	$	10,000

The monthly minimum clearing fee does not expire.

The Company maintains a clearing deposit of $151,745, which is reflected as Restricted cash in the Statement of Financial Condition.

11

NOTE 10.	401(K) RETIREMENT PLAN

The Company sponsors a 401(K) retirement plan, which allows eligible employees, those that are over age 21 and work at least 30 hours per week, to voluntarily defer a percentage of their salaries. The Company does not match employee deferrals during each payroll, however it maintains the ability to provide a discretionary employer match. For the year ended December 31, 2025, no matching contribution was made.

NOTE 11.	DEFERRED INCOME

The Company prepays annual fees for the following year to its regulator, the Financial Industry Regulatory Authority "FINRA", which includes fees associated with its registered persons. The Company collects a portion of these fees from each registered person to reimburse itself for the FINRA assessment. In December 2025 the Company was assessed $42,100.00 in 2026 annual fees, which are recorded in Prepaid expenses and other assets in the Statement of Financial Condition. The Company recovered $12,481.56 from registered persons, which is recorded in Deferred income in the Statement of Financial Condition. These amounts will be amortized monthly in 2026.

NOTE 12.	RISK CONCENTRATION

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligation, the Company may be exposed to market risk for transactions that do not settle. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance or $500,000 covered by SIPC.

NOTE 13.	LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

At December 31, 2025, the Company maintained a $500,000 loan subordinated to the claims of general creditors, which matures on March 27, 2026, whose principal amount is available in computing the Firm's net capital. The loan pays interest at a rate of 15% per annum, payable annually, and was originally approved by FINRA on March 26, 2024 with a maturity date of March 27, 2025. On March 18, 2025, FINRA approved an extension of the maturity date to March 27, 2026. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, it may not be eligible for repayment. It is the Company's intent to extend the loan maturity date to March 27, 2027

For the year ended December 31, 2025, the Company accrued interest expense of $56,250 related to the loan, which is included in Accounts payable and accrued expenses in the Statement of Financial Condition.

NOTE 14.	SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, agency transactions, riskless principal transactions, and financial advisory activities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Revenues are derived from commission income, riskless principal transactions, investment banking fees, and other broker-dealer activities. All significant operating decisions are based on financial results and discrete financial information at a lower level is not regularly reviewed by the chief operating decision maker. The Company does not have any revenue or material assets outside of the United States of America. There was no single customer that represents 10% or more of the Company's revenues for the period ended December 31, 2025.

NOTE 15.	SEC RULE 15c3-3 NON-COVERERED FIRM STATUS

In addition to the Company's brokerage and investment banking activities which are exempt from SEC Rule 15c3-3 under the (k)(2)(ii) exemption, which applies to firms that clear their securities activities on a fully disclosed basis through a clearing firm, the Company also conducts certain businesses related to private placements, mergers and acquisitions financial advisory, and proprietary trading that are not encompassed by any of the current exemptions to SEC Rule 15c3-3. As such, the Company is considered a non-covered firm for these business and is relying on Footnote 74 of SEC Release No. 34-70073 since the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers related to the non-covered businesses and did not carry accounts of or for any customers throughout the period of January 1, 2025, through December 31, 2025.

NOTE 16.   **CONTINGENCIES**

Legal or regulatory proceedings

The Company is involved in various litigations and disputes arising in the normal course of business including an arbitration titled Harris vs. Dawson James Securities, et al. and a civil matter titled Kinnie Ma vs. Ascendant Capital, LLC, et al. (including Dawson James Securities). In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. In addition, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liabilities in the financial statements for these indemnifications.

NOTE 15.   **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions through March 30, 2026, the date the financial statements were issued, for the purpose of identifying events that would require recording or disclosure in the financial statements for the year ended December 31, 2025. On February 17, 2026, the Company exercised its option to redeem all issued and outstanding shares of its Preferred C Series stock and paid all accrued dividends. The Company entered into a new lease for office space located in Boca Raton, Florida beginning on March 1, 2026. The lease term is 88 months expiring on June 30, 2033. On March 18, 2026, FINRA approved the Company's request to extend the maturity date of its $500,000 subordinated loan from March 27, 2026 to March 27, 2027. On March 25, 2026, the Company declared and paid a $500,000 dividend to its parent company, Ark Financial Services, Inc.

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